UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

	By:	/s/ Kang Xin
	Name:	Kang Xin
	Title:	Company Secretary
Dated: May 29, 2007

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated May 25, 2007, entitled "Poll Results of Annual General Meeting Held on 25 May 2007 and Adjustment to Conversion Price of Convertible Bonds".

Exhibit 99.1

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

POLL RESULTS OF ANNUAL GENERAL MEETING
HELD ON 25 MAY 2007
AND
ADJUSTMENT TO CONVERSION PRICE OF CONVERTIBLE BONDS

POLL RESULTS AT THE AGM

The AGM was held on 25 May 2007 at 4:00 p.m., at which all the ordinary resolutions (as proposed) were duly passed by the Shareholders by way of poll.

ADJUSTMENT TO CONVERSION PRICE OF CONVERTIBLE BONDS

In accordance with the terms and conditions of the Convertible Bonds, the payment of the Final Dividend, together with the interim dividend, will result in an adjustment to the conversion price of the Convertible Bonds. The conversion price of the Convertible Bonds will be adjusted from HK$5.90 per Share to HK$5.79 per Share. Such adjustment shall become effective on 7 June 2007, being the date when the Final Dividend will be paid to the Shareholders.

Reference is made to the explanatory statement of CNOOC Limited (the “Company”) dated 11 April 2007 in respect of the general mandates to issue securities and repurchase shares and re-election of directors (the “Explanatory Statement”). Unless otherwise specified in this announcement, terms used herein shall have the same meanings as defined in the Explanatory Statement.

POLL RESULTS AT THE AGM

The annual general meeting of the Company (the “AGM”) was held on 25 May 2007 at 4:00 p.m. The Board is pleased to announce that all the ordinary resolutions (as proposed) were duly passed by the Shareholders by way of poll at the AGM.

As at the date of the AGM, the total number of Shares in issue was 43,328,552,648 Shares. There is no Shareholder that is materially interested in any of the proposed resolutions at the AGM, and therefore none of the Shareholders is required to abstain from voting in respect of the relevant resolutions. Accordingly, the total number of Shares entitling the Shareholders to attend and vote in respect of the relevant resolutions at the AGM was 43,328,552,648 Shares. There were no Shares in respect of which their holders were entitled to attend and vote only against any of the relevant resolutions at the AGM.

The vote-taking at the AGM was scrutinized by representatives from Computershare Hong Kong Investor Services Limited. The results of the poll at the AGM were as follows:

Ordinary Resolutions		Number of votes (%)
		For	Against
A1.	To receive and consider the Audited Statement of Accounts together with the Reports of the Directors and the Auditors thereon for the year ended 31 December 2006	35,180,046,962 (99.9818%)	6,388,100 (0.0182%)
A2.	To declare a final dividend for the year ended 31 December 2006	35,675,730,962 (99.9989%)	390,000 (0.0011%)
A3.	(i) To re-elect Mr. Luo Han as Non-executive Director	35,581,361,962 (99.7526%)	88,238,900 (0.2474%)
	(ii) To re-elect Mr. Wu Guangqi as Executive Director	35,641,837,662 (99.8988%)	36,116,900 (0.1012%)
	(iii) To re-elect Mr. Chiu Sung Hong as Independent Non-executive Director	33,153,835,708 (92.9705%)	2,506,753,154 (7.0295%)

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	(iv) To re-elect Mr. Tse Hau Yin, Aloysius as Independent Non-executive Director	33,170,729,708 (92.9738%)	2,506,791,654 (7.0262%)
	(v) To authorise the Board of Directors to fix the remuneration of each of the Directors	35,554,865,632 (99.6997%)	107,099,030 (0.3003%)
A4.	To re-appoint the Company’s auditors and to authorise the Board of Directors to fix their remuneration	35,663,924,062 (99.9863%)	4,872,300 (0.0137%)
B1.
To grant a general mandate to the Directors to repurchase shares in the capital of the Company not exceeding 10% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution
		35,678,119,962 (99.9942%)	2,087,200 (0.0058%)
B2.
To grant a general mandate to the Directors to allot, issue and deal with additional shares in the capital of the Company not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution
		31,171,646,634 (87.4070%)	4,491,004,928 (12.5930%)
B3.	To extend the general mandate granted to the Directors to allot, issue and deal with shares by the number of shares repurchased	31,627,310,675 (88.6434%)	4,051,953,787 (11.3566%)

ADJUSTMENT TO CONVERSION PRICE OF CONVERTIBLE BONDS

The Company issued convertible bonds (the “Convertible Bonds”) in the principal amount of US$1,000,000,000 in December 2004. In accordance with the terms and conditions of the Convertible Bonds, the payment of the final dividend of HK$0.14 per Share for the year ended 31 December 2006 (the “Final Dividend”) to the Shareholders, together with the interim dividend of HK$0.12, will result in an adjustment to the conversion price of the Convertible Bonds. The conversion price of the Convertible Bonds will be adjusted in accordance with the terms and conditions of the Convertible Bonds from HK$5.90 per Share to HK$5.79 per Share. Such adjustment shall become effective on 7 June 2007, being the date when the Final Dividend will be paid to the Shareholders.

By Order of the Board CNOOC Limited Kang Xin Company Secretary

Hong Kong, 25 May 2007

As at the date of this announcement, the Board comprises the following:

Executive Directors Fu Chengyu (Chairman) Zhou Shouwei Wu Guangqi Yang Hua Non-executive Directors Luo Han Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Evert Henkes Lawrence J. Lau Tse Hau Yin, Aloysius

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